UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2013

On February 21, 2014, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2013 as follows:

•	Date and Time: March 28, 2014, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2013

2)	Appointment of non-executive director(s)

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jae Ho Cho (New appointment) (01/18/1955)	Professor, Seoul National University

•     Outside Director, SK Telecom Co., Ltd.

•     Director, Kyung Hee Foundation

•     Chair, Capital Markets Division, Committee for Financial Developments of Korea

•     Visiting professor, University of Tokyo

•     Assistant professor, Baruch College, City University of New York

			• Ph.D. in Finance, Wharton School, University of Pennsylvania • M.B.A. in Finance, Wharton School, University of Pennsylvania • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Myung Jig Kim (New appointment) (10/19/1959)	Professor, Hanyang University Dean, College of Economics and Finance, Hanyang University

•     Non-Executive Director, Meritz Financial Group, Inc.

•     President, Korean Securities Association

•     Editor, Asia-Pacific Journal of Financial Studies

•     Vice President, Korean Finance Association

•     Assistant and Associate Professor, University of Alabama

			• Ph.D. in Economics, University of Washington • M.A. in Economics, University of Washington • B.A. in Economics, Hanyang University	Republic of Korea	2 years

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Sung Hwan Shin (New appointment) (02/17/1963)	Professor, Hongik University

•     Head of Public Fund Evaluation Bureau, Ministry of Strategy And Finance

•     Senior Advisor, Korea Fixed Income Research Institute

•     President, Korean Pension Association

•     Senior Financial Officer, World Bank

•     Research fellow, Korea Institute of Finance

			• Ph.D. in Finance, MIT Sloan School of Management • M.B.A., MIT Sloan School of Management • B.A. in Economics, Seoul National University	Republic of Korea	2 years

Kyung Jae Lee (Re-appointment) (01/30/1939)	-	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearing Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year
Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Kun Ho Hwang (Re-appointment) (01/23/1951)	-	• Visiting Professor, Seoul National University • Chairman & CEO, Korea Financial Investment Association • President & CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year
Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University

•     Chief Director, Korea Institute for Firm Contribution

•     Chairman, Korean Accounting Association

•     Non-Standing Director, Korea Gas Corporation

•     Member of Advisory Committee, Ministry of Finance and Economy

			• Ph.D. in Accounting, University of Illinois • M.B.A., Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Non-Executive Director, United Asset Management Company	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Nominees for members of the Audit Committee who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kyung Jae Lee (Re-appointment) (01/30/1939)	-	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearing Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University

•     Chief Director, Korea Institute for Firm Contribution

•     Chairman, Korean Accounting Association

•     Non-Standing Director, Korea Gas Corporation

•     Member of Advisory Committee, Ministry of Finance and Economy

			• Ph.D. in Accounting, University of Illinois • M.B.A., Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Non-Executive Director, United Asset Management Company	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Sung Hwan Shin (New appointment) (02/17/1963)	Professor, Hongik University

•     Head of Public Fund Evaluation Bureau, Ministry of Strategy And Finance

•     Senior Advisor, Korea Fixed Income Research Institute

•     President, Korean Pension Association

•     Senior Financial Officer, World Bank

•     Research fellow, Korea Institute of Finance

			• Ph.D. in Finance, MIT Sloan School of Management • M.B.A., MIT Sloan School of Management • B.A. in Economics, Seoul National University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 21, 2014	By /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO